Contact

www.linkedin.com/in/kevingriffith14
(LinkedIn)

Top Skills

Financial Analysis

Corporate Finance

Finance

Languages

English (Native or Bilingual)

Latin (Limited Working)

Certifications

Attorney License

Attorney License

Certified Public Accountant (Inactive)

Publications

Contracting with a Fintech Company

"Was the Financial Crisis the Result of Ineffective Policy and Too Much Regulation? An Empirical Investigation"

Kevin Griffith

Founder at AmpliFi

Omaha, Nebraska, United States

Summary

AmpliFi Capital's online tool improves capital investment, reporting and sourcing. Our experts help CEOs grow per share value through forward-looking finance.

We simplify finance and level the playing field between middle-market firms and capital markets.

Our platform creates an informed environment that allows our partners to achieve their vision with the structure and discipline needed to execute.

Experience

AmpliFi Capital Corp
Founder
March 2018 - Present (7 years 2 months)
Greater Omaha Area

Kutak Rock
Associate
June 2015 - February 2018 (2 years 9 months)
Greater Omaha Area

Mr. Griffith, an associate in the firm's Omaha office, concentrates his practice in the areas of capital formation, both debt and equity, mergers and acquisitions, corporate governance, fund formation and bank and securities regulatory matters, representing businesses and financial institutions. Mr. Griffith also specializes in Financial Technology including the blockchain, online lenders, robo-advisers and online payments.

His experience includes:

- Member of firm team that has executed over five acquisitions for a publicly traded client.
- Assisting an issuer in several credit card securitizations.

- Representing a consumer goods manufacturer in board matters, contract negotiations, capital

formation and shareholder relations.
- Executing a Series A venture capital transaction for an agricultural company.
- Member of firm team that represents private funds and their managers, facilitating over $100 million

in assets under management.
- Representing large regional banks in various bank regulatory matters, including issues related to

financial technology.
- Representing grain and commodity business in $200 million credit facility.

Read more: http://www.kutakrock.com/Kevin-Griffith/

U.S. Bank
Associate, WM&SS Rotation Program
August 2014 - May 2015 (10 months)

• Strategy for Wealth Management and Securities Services
• Ascent Private Capital Management at US Bank

U.S. Bank
Strategy Associate
June 2013 - May 2014 (1 year)

•Developed new client experience for high net worth and affluent clients based on market research and presented the concept to senior executives
•Helped create strategic plan involving business cases, capital investment, market segmentation, personnel, and geographic expansion.
•Benchmarked other competitors, size, scope, product offerings, client experiences, and position in marketplace
•Assisted in due-diligence for possible acquisitions

University of St. Thomas Aristotle Fund
1 year 1 month

Portfolio Manager
August 2012 - August 2013 (1 year 1 month)

•Managed over $4 million for the University's endowment
•Returned over 750 bps above the benchmark
•Recommended highest generating equity for the year returning over 50% above the benchmark

•Conducted industry and company specific research for purposes of valuation and analysis
•Utilized various valuation techniques including discounted cash flow and comparable analysis
•Built complex excel models with various switches for the purposes of scenario analysis

Graduate Research Assistant National Institute of Health Policy
November 2012 - May 2013 (7 months)

• Research assistant for former US Senator David Durenberger
• Conducted research on the Patient Protection and Affordable Care Act, its implementation and impact
• Tracked health cost trends, including the impact of fee-for-service and Accountable Care Organizations   on the industry
• Analyzed federal and state antitrust laws pertaining to the mergers and acquisitions of providers, including ongoing lawsuits

CNS Therapeutics
Business Analyst Intern
May 2012 - December 2012 (8 months)
St. Paul, MN

• Provide Financial Analysis and administrative support to the Chief Financial Officer
• Duties include financial planning analysis, contract reviews, support for inventory management, production and other clerical activities to support accounting and finance
• Built proprietary excel models to manage inventory levels, sales force dashboards and customer profitability
• Forecasted over $35+ million sales and 750+ accounts to within +/- 0.5% in two consecutive quarters with custom built models

DealPen LLC
Research Analyst Intern
February 2012 - November 2012 (10 months)

•Researched and modeled relative valuations of peer group companies
•Researched market intelligence
•Researched and modeled financial transactions within sectors of interest
•Wrote and presented concise memos on overall intelligence gathered

Securities America, Inc. Member FINRA/SIPC
Compliance and Legal Internship

June 2010 - July 2010 (2 months)

•Performed research for the Legal department regarding a securities fraud case under the tutelage of Deputy Counsel
•Worked directly with the Chief Compliance Officer on risk management presentations
•Reviewed over 250 selling agreements pertaining to the sale of securities

———

Education

University of St. Thomas
Master of Business Administration (M.B.A.) · (2011 - 2014)

University of St. Thomas
Juris Doctor (J.D.) · (2010 - 2014)

University of Nebraska College of Law
 · (2010 - 2011)

University of Saint Thomas - School of Business
B.A., Accounting and Finance · (2006 - 2010)

Omaha Creighton Preparatory School
 · (2002 - 2006)